

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

He Yu
Chief Executive Officer
Kuke Music Holding Limited
Building 96
4 San Jian Fang South Block
Chaoyang District, Beijing 100024
People's Republic of China

   Re: Kuke Music Holding Limited
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted October 15, 2020
    CIK No. 0001809158

Dear Mr. Yu:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted October 15, 2020

Risk Factors
Risks Related to Our Business and Industry
"Minimum guarantees required under certain of our license agreements . . .", page 18

1. We note your response to comment 5, your amended disclosure, and your response that "the amount of minimum guarantee payments varies significantly under license agreements with different licensors, ranging from RMB3,000 per agreement to US$1,674,000 per year, depending on the market position of the licensor and the nature of licensed content." To provide context for investors regarding the extent of possible

minimum guarantee payments in your license agreements, please amend your filing to include as disclosure the range of minimum guarantee payments and the reason for this large range, as asserted in your response.

"PRC laws and regulations over direct investment in and loans to PRC entities . . .", page 35

2.   We note your response to comment 6, and your amended disclosures that "[you] are allowed to make capital contributions to [y]our PRC subsidiaries by subscribing for their registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures," and "[f]or example, the maximum amount of the loans that Beijing Kuke Music, one of [y]our VIEs, can obtain from outside China as of December 31, 2019 is approximately RMB573.8 million (US$82.4 million)." Please amend your disclosure to provide the estimated maximum amount of loans from outside China that could be obtained by your other VIEs and/or PRC subsidiaries. Please also clarify whether any of your PRC subsidiaries have completed the relevant filing and registration procedures for increasing their registered capital in connection with this offering.

"Our business may be negatively affected by the potential obligations . . .", page 42

3.   We note your response to comment 8, and your amended disclosure that "[w]e may be subject to a late charge at the rate of 0.05% per day from the day of default, and, if we are unable to make the full payments as requested by the in-charge government authority, we may also be subject to a fine of up to three times of the total amount of the outstanding social insurance contribution." To provide context for investors regarding your potential liability for these outstanding social insurance and housing fund contributions, please disclose an estimate of the amount of these outstanding contributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The COVID-19 Pandemic, page 73

4.   We note your response to comment 11 and your amended disclosures here and on page 11 of your filing. You disclose that, due to measures and precautionary actions taken pursuant to the COVID-19 pandemic, you had decreased sales of institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems, and the closure of kindergartens has made it more difficult for you to establish new collaboration and recruit new students to enroll in your Kukey courses. Further, you disclose that, due to the prohibition of public gatherings, the sales of Kukey courses declined significantly, and ticket sales and related sponsorship fees decreased. Please quantify the decline in sales of your Kukey courses, institutional music subscription services, smart pianos, teaching systems, courses, tickets and sponsorship fees. Please also quantify the extent to which your sales have recovered.

Intellectual Property
License Agreements, page 112

5.   We note your response to comment 19 that you believe you are not required to file the license agreements of Naxos China, "as these agreements have been made in the ordinary course of [your] business and are not agreements upon which [your] business is substantially dependent." Please provide a more detailed legal analysis supporting your response.

Index to Consolidated Financial Statements , page F-1

6.   Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.

        You may contact Aamira Chaudhry at (202) 551-3389 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Steve Lin